Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Polycom, Inc.

(Commission File No. 000-27978)

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction; the integration of Mavenir and the ability to recognize the anticipated benefits from the acquisition of Mavenir; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to successfully implement and achieve its business strategies, including its growth of the company through acquisitions and the integration of recently acquired businesses and realization of synergies, including the pending acquisition of Polycom. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Mitel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016 and May 5, 2016, respectively, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 and in Polycom’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the SEC on February 29, 2016 and April 28, 2016, respectively. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the SEC a registration statement on Form S-4 that is expected to include a Proxy Statement of Polycom that also constitutes a Prospectus of Mitel (the “Proxy Statement/Prospectus”). Mitel will also prepare a proxy circular in accordance with applicable Canadian securities and corporate law (the “Proxy Circular”). Polycom plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF POLYCOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Proxy Statement/Prospectus and the Proxy Circular (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on April 27, 2016, and information regarding Polycom’s directors and executive officers is also included in Polycom’s Annual Report on Form 10-K/A, which was filed with the SEC on April 28, 2016. These documents are available free of charge as described above.

2

05-May-2016 Mitel Networks Corp. (MITL) Q1 2016 Earnings Call

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the Mitel Networks Corporation First Quarter 2016 Financial Results Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct the question-and-answer session, and instructions will follow at that time. [Operator Instructions] As a reminder, this conference may be recorded.

I would like to introduce your host for today’s conference, Mr. Michael McCarthy, Vice President, Investor Relations. Sir, you may begin.

Michael W. McCarthy: Thank you, Victoria, and good morning, everybody. It’s my pleasure to welcome you to Mitel’s discussion of our fiscal 2016 first quarter results for the period ended March 31. Earlier this morning, the company issued a press release and we’ll be filing its Form 10-Q with the SEC and Canadian Securities Authority. A copy of the release, our 10-Q report and a set of informational support slides are available on our website at mitel.com.

Replay of this conference will be available tomorrow, Friday, May 6 at 12:00 noon Eastern Time. The webcast will be archived on our investor relations website until we report our second quarter results in early August.

On the call this morning to provide some brief prepared remarks are Mitel Executives, Rich McBee, President and CEO; and Steve Spooner, our CFO. Following their remarks, we’ll open up the lines for Q&A.

Before turning the call over to Rich, I’d like to remind for those of you joining us on the live call and whom may also be using the webcast that some of the statements made during this call are forward -looking statements that may contain forward-looking information within a meaning of applicable U.S. and Canadian Securities Laws including forward-looking statements pertaining to among other things, our future economic performance, general economic and market conditions, our business strategy, plans and objectives for future operations, industry conditions, and growth in the markets in which we compete and other factors.

Forward-looking statements speak to the day their made and are the result and reflect currently available information or our current views with respect to future events that are based on assumptions and subject to risks and uncertainties. Therefore, undue reliance should not be placed on any such statements. In making these statements, we have made certain assumptions regarding, among other things, our ability to obtain required regulatory approvals for the acquisition of Polycom and the successful completion of that acquisition, our access to available financing on a timely basis and on reasonable terms including the refinancing of our debt to fund the cash portion of the consideration in connection with the acquisition of Polycom, and our ability to recognize anticipated benefits of the acquisition.

No unforeseen changes occurring in the competitive landscape that would affect our industry generally or Mitel, in particular, our ability to achieve or sustain profitability in the future, stable foreign exchange and interest rates, stable recovering or recovering global economic environment, our ability to successfully integrate other acquisitions and to continue to realize certain synergies that result post acquisition and our ability to implement and achieve our business strategies.

Actual events in connection with Mitel’s financial results and performance could differ materially from those contemplated, expressed or implied in such forward-looking statements, as a result of the various risk factors and uncertainties including those described in the risk factors described under the heading Risk Factors at Mitel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 which was filed with the SEC and Canadian authorities on April 27, 2016. So except required us by law, we do not have any intention or obligation to update or make any revisions to any forward-looking statements whether as a result of new information, future events or otherwise.

With that, I’d now like to turn the call over to Mitel’s CEO, Rich McBee. Rick.

Richard D. McBee: Thanks, Mike, and good morning, everyone. This morning, I’ll walk through a brief review and the highlights for the quarter and then discuss the performance of each of Mitel’s three divisions. Steve will then follow up with a more in-depth discussion of our financial results, and then we’ll move on to a Q&A.

Now, on to the business of our March quarter review. Mitel delivered solid first quarter following two very strong quarters in September and December. Our growth engines, cloud and mobile, delivered results well ahead of our targets and further expanded our position in the market, laying the foundation for ongoing growth in the quarters to come.

Revenue came in well within the range at $277 million with earnings per share at $0.06. Adjusted EBITDA was just over $25 million. Margins remain healthy as the team remains intensely focused on continuously improving profitability. Our ability to generate cash remain strong driven by ongoing operating efficiency and great work on synergy realization.

As Steve will discuss just enabled us to materially strengthen our balance sheet through two voluntary debt paydowns during the reported period. As announced, our cloud division had another outstanding quarter, the best so far in terms of both revenues and margin growth. We were also very pleased to announce that we cross the 2 million cloud subscriber mark in February ending the quarter with a total of nearly 2.2 million subscribers worldwide.

In addition to great global momentum, I’m pleased to announced that we reached an important milestone with the first commercial cross-sell between our cloud and mobile divisions with the European carrier who will be deploying cloud through their mobile network using our PBX and application suite through their IMS core.

This milestone is a great early example of the revenue synergies that we begin to drive when we announced the acquisition of Mavenir a year ago. And I’m pleasantly surprised that it came much sooner than expected. There are other similar deals in our pipeline. Its mobile carriers begin to actively look to take advantage of the unique capabilities Mitel offers.

We are now also starting to gain traction in Asia. And we were delighted to sign our first Mitel cloud partner in China. I’m also very excited about the expanding margin momentum in our wholesale cloud service. Wholesale cloud generates the highest margins in our cloud portfolio. And it’s the idea product for service providers who or carriers that wants to sell recurring revenue cloud to their large base of customers. We continue to manage our enterprise division for profitability, innovating and introducing new premise and hybrid applications as the market evolve.

Our broad portfolio and seamless path to the cloud positions us extremely well to retain existing customers as well as bring in new logos. I’m especially pleased to see the adoption of Mitel’s private Cloud solutions by our enterprise installed base. While this drives a steeper decline in our reported enterprise revenue, it propels more rapid growth in our cloud business and sets the stage for higher recurring revenues. Steve will provide more color on this in his comments. As an example, we are working with SNCF, the national railway provider in France, to introduce a managed private cloud solution as a first step in evolving their network for the future.

As we celebrate the first anniversary of our acquisition of Mavenir, I’m very pleased to announce with the continued progress in the mobile division. We posted another very strong quarter with revenues up 55% year—over-year. During the quarter, we added two new service providers bringing our total to 35 mobile footprints won. By the time we close the period, we had 11 of these footprints moving towards network-wide launch, up from six at the end of the year.

Last night, we held our latest Mitel Next Forum event in San Diego in conjunction with our elite partner and user group event. The direct feedback, enthusiasm and energy from our partners and customers about the direction, strategy and investments we are making validated the momentum we are feeling inside the company.

I want to take this opportunity to thank all the customers and partners who joined us and to once again congratulate our top partners across the Americas, so we acknowledge with partner award for The Outstanding Revenue Growth Performance.

Before handing the call over to Steve, I just want to take a moment to share a quick update on our recent announcement to acquire Polycom. Since we announced the deal a few weeks ago, I’ve been very pleased with the wide recognition and positive support from shareholder, partners, customers, employees and the analyst community for the industrial logics on bringing our two companies together.

Once integrated, Mitel will be unique in our ability to deliver seamless communications and collaboration across enterprise, cloud and mobile market with the compelling opportunity to unlock substantial market shareholder value.

Polycom’s CEO, Peter Leav and I are very pleased with the excellent progress and cooperation between our respective teams as we drive toward a closing some time in the third quarter this year. We have a highly experience teams and a disciplined approach to fully capture the $160 million in synergy value which we have committed to.

Integration planning is now underway in both companies to ensure we begin to maximize the value of the opportunity as soon as we close the transaction. One area in particular that I want to take a moment to discuss is deposit reception to the acquisition announcement from Polycom’s largest strategic partners and service provider customers.

I have had multiple discussions with Microsoft and had the opportunity to speak with several customers deploying Skype for business. I have personally conveyed our commitment that once the acquisition closes, we will continue to take Polycom integration and the planned technology roadmap developments with Microsoft.

We have also agreed to explore how we can further expand the partnership with Microsoft. I’ve also had discussions with senior management at several of Polycom’s service provider customers. In those discussions, I have listened to their concerns and I have made it clear that we will not only be keeping the Polycom brand, but that will also be sustained in the investments and innovation to continue to provide them the high quality products that Polycom is known for which was positively received.

In summary, Mitel is off to a solid start in 201 6. Our investments in cloud and mobile growth initiatives are opening up and delivering new opportunities for the company. Our enterprise business continues to generate cash, strengthen our balance sheet and represents a strategic asset that many of those customers – as many of those customer transition to the Cloud. And finally, we continue to lead consolidation and take advantage of our evolving market landscape.

I will now turn it over to Steve to review the financials for this quarter.

Steven Edward Spooner: Thank you, Rich. Good morning, everyone. I will discuss our results for the March 2016 quarter on an as reported non-GAAP basis, whereas the comparisons will be on a pro forma non-GAAP basis as if Mitel and Mavenir have been a combined entity for the first full quarter of 2015.

I will then move the discussion to our Cloud and Mobile operating metrics which we have expanded to help investors understand segment adjusted EBITDA. I will conclude with our guidance for the June quarter.

Please note that press release contains our as reported U.S. GAAP results as well as a reconciliation of non-GAAP measures to the U.S. GAAP results. To assist in better communicating our results, we have posted a set of supplemental slides to the Investor Relations section of mitel.com.

Total non-GAAP revenues for the first quarter ended March 31 2016 were $277 million, up 3% year -on-year on a constant currency basis. Our total recurring revenues were approximately $86 million, up 7% year-over-year on constant currency and now represent 31% of total revenue. First quarter revenues from our added price division were $187 million. In constant currency terms, our Enterprise division moved down 9%, reflecting the general premise market decline and the continued migration of Enterprise customers to Mitel’s Cloud solutions.

As we’ve stated in the past, we are actively driving the transition of our traditional Premise base customers to recurring Cloud revenues and in the March quarter, we estimate the shift to recurring Cloud revenues represented a headwind on the revenue line of approximately $11 million. In addition to our move to our recurring Cloud model, we also saw roughly $10 million of CapEx [indiscernible] (11:46) to product sales move from Enterprise to Cloud to the growing number of large enterprise customers are choosing our private Cloud with CapEx solutions. So, Mitel Cloud business continues to benefit from our large premise installed base. Our success from transitioning this space to cloud is actually exceeding our expectations while a more rapid move to the cloud adversely affects near term revenues both in enterprise and overall. Looking forward, we will enjoy growing base of recurring revenue and our refreshed customer base utilizing Mitel’s latest solutions.

Our Cloud division reported total revenues of $46 million, up 32% year-over-year and 34% up in cost and currencies. Recurring cloud revenue were $29.5 million, up 27% year-over-year. At the end of the March quarter, our annualized exit month cloud recurring revenue was approximately $121 million, up 30% versus the prior year. The growth in cloud is being driven by strength in both our retail and wholesale offers and more specifically our strategy to move legacy premise base customers to our recurring and non-recurring installed base solutions. We continue to see healthy cloud growth in all geographic regions.

At the end of March, Mitel had nearly 2.2 million total cloud seed installed, an increase of more than 59% year-over-year. Our recurring cloud users totaled 420,000, up more than 37% from the prior year. During the quarter, our average number of seats per retail cloud customers was 37 and our average monthly revenue per retail solid user was $50.

Our Mobile division followed up with very strong December quarter with a solid March quarter performance. Revenues were $49 million, up 55% over the prior year and up 57% on the constant currency basis. New footprint wins and healthy increase in the number of customer shifting into network-wide roll-outs but supported by further sales process improvements and solid execution. And looking at our total business from a geographic perspective, revenues in the Americas were $146 million, up 15% in reported currency and 17% on a constant currency basis driven by growth in our cloud and mobile divisions. Europe, Middle East and Africa revenues were $121 million, down about 12% in reported currency and 8% in constant currency, primarily as the result of weakness in the Middle East, Africa and Southern Europe. Revenues in the Asia Pacific region which is $110 million.

Now, turning to growth margins, Mitel’s gross margin for the first quarter at 53.6% was up 130 basis points in reported currency and up 180 basis points on a constant current basis. Our enterprise gross margins were 53%, up 30 basis points from constant currency driven by continued synergies partially offset by lower product mix in the quarter. Our cloud division growth margins were 53.7%, up 490 basis points in constant currency and a record level largely as a result of growth in our higher margins cloud offers.

Mobile division gross margins of 56.4% were up 800 basis points in reported currency and 730 basis points from constant currency. Margins will continue to be impacted by the mix between the number of new footprints won and the number that transitioned out of the lab into a broader roll-out customers networks.

Total operating expenses for the March 2016 quarter were $129.7 million or 47% of revenues compared to $134 million or 48% a year ago. These results exclude special charges and restructuring cost, amortization of acquisition-related intangible assets and stock-based compensation. The year-over-year change of approximately $4 million was driven by favorable FX and ongoing synergies.

Adjusted EBITDA in the first quarter was $25.6 million or 9.2% of revenue, up 62% in constant currency dollars and up as a percentage of revenue by 330 basis points. Non-GAAP EPS was $0.06, up $0.02 in reported currency and up $0.04 in constant currency. The additional disclosure at the segment level are intended to help analysts and investors track Mitel’s performance against the detailed division target models we provided to investment community during our Analyst Day last November. Going forward, I will report on each division’s adjusted EBITDA in my prepared remarks.

Enterprise adjusted EBITDA came in at $19.6 million or 10.5% of division revenues, which was down 400 basis points historically and 390 basis points on a constant currency basis. The decrease in Enterprise division EBITDA was largely the result of lower product revenues in the quarter. Cloud division adjusted EBITDA came in at $4.3 million or 9.4% of revenue compared to an EBITDA loss of $0.6 million or 1.7% a year ago. The growth in Cloud division EBITDA as the result of revenue growth and margin expansion. Mobile reported adjusted EBITDA of $1.7 million, which was about 4% of revenue, compared to an EBITDA loss of $12.5 million or 44% a year ago.

Turning to the balance sheet. At the end of the March 2016 quarter, Mitel had already $3 million in cash and cash equivalents. We reported this cash level which is comfortably above our working capital requirements after making two voluntary debt prepayments totaling $40 million during the quarter.

This contributed to reducing our debt leverage ratio from 4.2 times in December, to 3.9 times in March. Cash generation was driven by our ability to generate integration synergies as well as our continued progress in tightening up the financial and operational performance in our mobile division.

Mitel exited the first quarter with a global workforce at 4,420 personnel down from 4,466 at the end of December.

With respect to integration, we have now delivered more than $85 million of annualized run rate synergies significantly above what we promised in the Aastra acquisition. We continue to see additional opportunities and are taking actions accordingly to drive this number higher.

With respect to the acquisition of Mavenir, we have realized about $20 million of annualized synergies to-date and are well on track to deliver total synergies in the high-20s as we exit 2017 up from the $23 million initially promised when we closed the transaction.

Now, to our business outlook, please note that statements regarding our future financial performance targets or forward-looking statements, I refer you back to the forward-looking information caution we provided to you earlier on in this call.

For the second quarter of 2016 ending June 30, we currently expect non-GAAP revenues for our June quarter to be in the range of $285 million to $305 million. For reference on a pro forma basis to current period exchange rates, our Q2 2015 revenue was approximately $300 million.

Non-GAAP gross margin percentage is expected to be 53% to 55%. Adjusted EBITDA margins are expected to be 11% to 15% of non-GAAP revenue. And non-GAAP EPS is expected to be in the range of $0.10 to $0.16. Share count for the June quarter should be approximately 125 million fully diluted shares.

We also want to reiterate the calendar year 2016 target models for each of our business divisions in the prior total business that we shared with the investment community in our November 2015 Analyst Day. As we highlighted back on the February call, I would again draw your attention to the first half versus second half seasonality to revenue and earnings which we expect to be pretty much in line with what we experienced in 2015.

Mitel is executing well. Our chief focus in enterprise remains on maximizing profitability in cash flows while helping our customers migrate to Mitel’s cloud solutions when such a move is more aligned with their needs. Record cloud revenues and strong margins attest to the fact that many existing and new customers are attracted to Mitel’s cloud offerings. Our focus in cloud and mobile will be to continue to drive profitable growth and a richer recurring revenue base business.

Turning now to our acquisition of Polycom. We continue to receive questions regarding the synergy potential we implicated in our deal announcement. While it is early days and we’ve only just commenced our integration planning activities, we have included in our supplemental investor slides a recap of our Aastra synergy experience as well as some of additional color supporting our current view of the $160 million synergy target. We currently estimate cost synergies of $90 million to $95 million in SG&A, $10 million to $15 million in R&D and $55 million to $60 million in cost of goods sold.

In the supplemental slides, we have detailed some of the sources used to support the investments. Bottom line, in light of past integration success and the extensive diligence performed to date, we remain confident in our ability to achieve this preliminary synergy estimates.

Moving forward, we will continue to update in investment community as we advance our synergy plans. This concludes our formal remarks. So, I’ll now ask the operator if she could please review the procedures for asking questions and open up the lines.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] In the interest of time, we ask you to limit yourself to one question and one follow-up question. Our first question is going to come from the line of Barry McCarver of Stephens, Inc. Your line is now open.

Barry McCarver: Hey. Good morning, guys. Good quarter. Thanks for taking my question. I guess, first off, on the on premise revenue, right from your peers, we saw on premise was a little bit weaker at least than what I was expecting while the cloud growth was a little bit better. Do you think that represents a shift in the industry? Is that change beginning to accelerate or is this more of just a quarterly phenomenon?

Rich McBee: I will take the first part and then Steve maybe can join in on that. Obviously, we’re pushing cloud. We’re a leader in that. So, we are seeing that move from basic premise-based systems both to hybrid systems and private and public cloud. So, this is what our strategy has been all along to drive. First of all, meet our customer needs but drive that transition. And we’ve seen in with the significant growth in the cloud business. So, this is what we expected to happen. And it’s happening.

Steven Spooner: Yeah. And I think I would – sorry, Barry, I would just add that we’ve guided 20%. It’s kind of the expected growth rate in cloud and roughly 5% decline in our premise business. And I think why we don’t update our target model every quarter, we’ve had a couple of various solid quarters now. I think in Q4 our cloud revenues were up more than 40%. So, we’ll update our thinking on that as we move ahead. But clearly, we feel that we are – we’re exceeding our own expectation on the phase at which we’re seeing some of that 60 million users install based of Mitel customers moving to our cloud solutions.

Barry McCarver: That’s very helpful, guys. And just one other question, Rich, you touched on Polycom, the largest customers of Mitel, that’s very helpful. But, I’m still building a lot of questions about revenue dyssynergies in the idea that a lot of providers use Polycom equipment and kind of what the thought is on continuing to use Polycom once that’s part of Mitel. Any other kind of color or points you can point to as evidence that we shouldn’t be worried about that?

Richard McBee: Yeah. Yes. No. Methodically, we’re speaking to basically all of the major partners, we’re listening to their concerns, we’ve been reassuring them that ideally, in the design criteria within our own integration group is, they won’t even know the deal closed. And one of the big things that there – that they need is supply chain. The Polycom products are extremely well recognized by end users around the world for high quality and premium audio.

And the reality is, I think, many have expressed the concern are we going to do anything to interrupt that supply chain and do anything to [indiscernible] (24:46) that business. And I’ve categorically said, look, we’re not. We are very, very important part of our business that there’s great innovation on the road maps. They just refreshed basically most of the portfolio. And we’re going to continue to do that.

And I think at the end of the day that when they actually see that we’re serious about what we’re doing and that we’re going to provide them world-class products and we have ways to [indiscernible] (25:16) the qualification between the systems that we have. I think everything will settle down and we’ll be back to driving our business on a worldwide basis. So, it’s a personal thing. And I’m speaking with the senior executives and everyone in the company. So, I’m making personal assurances that supply chains and things will not be interrupted. That will continue the innovation and will continue to be a Polycom product. Obviously, they’ll have a problem if we put Mitel on it and we’re not going to do that. It’s a great part of the business and we expect to expand it.

Barry McCarver: That’s very good. Thanks, guys.

Rich McBee: Okay. Thanks, Barry.

Operator: Thank you. Our next question comes from Todd Coupland of CIBC. Your line is now open.

Todd Coupland: Yes. Good morning, everyone. I want to follow up on those questions as well. So, Steve, I take your point, premise to cloud a couple of quarters not necessarily a firm trend but definitely something we should pay attention to. If you’re running above plan in the 30% to 40% range in cloud, is that – hypothetically, does that continue to drive premise at a decline rate of 10%? Is that the right way to think about that?

Steven Spooner: I think back of a hand math is I think about 5% higher cloud growth equating to about 1% impact on the enterprise. I think we were doing some back-of-the-envelope calculations the other day is how we think about it. So, I think if we were sitting here today at Analyst Day updating our target model assumptions, I think we would have more confidence that we can exceed that 20% target growth rate in cloud. And that given that at least half of that cloud business comes from our enterprise business, that does adversely impact the enterprise reported revenue.

And I think investors need to understand, it’s not that dollar moves out of enterprise revenue and it goes into the cloud column because oftentimes those customers who are you buying on a recurring revenue model where that revenue will be realized over, say, a three-year contract as opposed to [ph] up-front (27:38).

Todd Coupland: Okay. And if you look into the pipeline for premise in cloud, it sounds like this can continue. Any percentages you care to share of the pipeline that you think will flip the cloud over the year or what you can see now?

Steven Spooner: No. But I think what we would say, Todd, is that in terms of overall and if you think back to our Analyst Day, we said we’re thinking about – with the three businesses combined that we’re looking for calendar year 2016 to be 1% to 2% overall, notwithstanding the fact that we’re seeing cloud growing faster and obviously that eroding enterprise. We still feel today directionally comfortable with that kind of 1% to 2%. What we will say is that we’re certainly seeing a lot of interest particularly – I think Rich mentioned in his comments our first cloud sale in China. We’re seeing a lot of carrier interest in Europe. We’ve been expanding our cloud capabilities outside of North America, of course, which was our [indiscernible] (28:45) so there’s a lot of good factors that are contributing to the growth we’re enjoying in cloud.

Todd Coupland: Okay. Just one follow-up on Polycom as well. It’s clearly an issue, the concern over the revenue losses. I know you hadn’t called out the exposure at Microsoft. Are you – after you’ve looked at this a little bit closer, are you prepared to sort of ring-fence that at this point and tell us what it is?

Rich McBee: Well, I’d say that in the discussions that I’ve had with Microsoft and their customers because many of their large customers are deploying the Skype for Business, kind of implementation on Polycom’s video and endpoint. And they want to know – they want assurances that we’re continuing with that portion of the portfolio we have absolutely committed that we will. And I told them they should be full speed ahead on those Skype for Business implementation and that includes deep integration with the Polycom products. So, we’re – we view it as upside not downside. And then there’s all sorts of other things that we’re still two companies until we’re not. But we think that there is other opportunities with some of the capabilities that Mitel has for example in the Mobile space that are high interest to Microsoft. So, we look at expanding the relationship not measuring the declines in it.

Todd Coupland: Okay. Thanks a lot, Rich. Appreciate it.

Rich McBee: Thanks, Todd.

Operator: Thank you. Our next question comes from Paul Triver of RBC Capital Markets. Your line is now open.

Paul Triver: Thanks very much. I just wanted to follow-up on the Cloud growth that you’re seeing. You mentioned that the installed base is moving to the Cloud. I think, in the past, you said that the upgrade cycle has been pushed out as customers delayed CapEx spending and sweated their assets. I mean, what’s the catalyst that – for the upgrades that you’re seeing now going to the Cloud from that base?

Steven Spooner: Well, I think it’s a – I’ll make a comment and Rich chime in. I think speaking to your first point about how a lot of customers have been sweating their assets and trying to avoid a significant capital outlay. The fact that many of our Cloud solutions have predominantly sold on a monthly recurring revenue basis allows the customer to move to current technology, take advantage of a rich suite of UC features without making the big capital outlay.

And I think as well what we’re seeing is – just put the general expanding acceptance like SaaS-type applications in the business community that has paved the way for more of these services like [ph] CUC (31:47) to be offered on a recurring revenue basis and also for businesses I think are getting more and more comfortable with having a service provider whether that be Mitel itself or one of our service provider partners managing their comps infrastructure for them so that they can focus on their core business.

Rich McBee: And I’ll just add to that, we always talked about the big transformation for Y2K that everybody [indiscernible] (32:16) their systems. And that was a huge bubble in our industry for every one of our competitors, everybody did well. And then, year 2008 game, which was a natural refresh cycle and [indiscernible] (32:28). So, now if you look at it we’re out here in 2016. We see on a weekly basis systems that are, I mean literally have not been upgraded since 2000 and you see all the unified communication capabilities, all these things that you can do now versus what you could do then and that teamed with what Steve said about the comfort with that space application. That’s the catalyst that we’re seeing people start to moving. They make move from a premise base system to a hybrid solution first and then go full throttle whether it be public or private. So, we are seeing that transformation and we’re seeing that in our premise business and how fast the cloud business is growing.

So, still tough economic times out there across the board, but we’re starting to see that move happening and accelerate.

Paul Triver: Okay. Good to understand. Looking in cloud margins, the EBIT margins this quarter were above the target model for 2016. Was there anything unusual to help this quarter? And then how should we think of cloud margins tracking to the remainder of the year?

Steven Spooner: We’re starting to get some scale in that business. We’ve talked in the past about how we were expanding presences in the data centers in new geographies, building internal operational capabilities, et cetera. So, we’re starting to see some benefits of scale. So, clearly, as we get the top line growing, we don’t have to grow our cost structure at the same pace. And I think the other thing that we commented on was we’ve talked historically about how we, in our cloud offerings we have we refer to as retail and wholesale, where retail offering [indiscernible] (34:12) where we’re directly dealing with the end customer who’s buying a cloud service from Mitel directly and wholesale where we are basically providing the ingredient components to our service provider partners for them to offer cloud typically branded with their company brand leveraging their sales for us, their service capabilities in their brand, their IT infrastructure, et cetera.

So, while we get a lower ARPU on those wholesale offerings because we’re only providing a relatively small part of deal overall. The overall solution if you will to the end customer, it’s predominantly software to Mitel. So, the margins on those are also offerings. The wholesale cloud offerings are very attractive.

So, that was a significant driver. So, to you question, in the future quarters, clearly, mix of wholesale versus retail will be a factor if we can sustain or improve that wholesale mix, then that bodes well for future margins. We are certainly seeing a lot of interest from Europe carriers. We’ve touched on that in the past who are looking to roll out cloud services so that would suggest that we have some upside potential as we continue to expand those cloud channels.

Paul Triver: Okay. Thanks. And then just one last one. In regards to Polycom, what’s your preliminary thoughts on the strategic opportunity to integrate some of Polycom’s products with your cloud, and if there is any integration with the revenue recognition, would it be on a ratable basis?

Steven Spooner: I think that there’s both. Yeah. We obviously have looked at that. We haven’t included revenue synergies in our models for the deal. So we think that the portfolio lends itself very well to both public and private cloud, both recurring and nonrecurring opportunities. And as we bring the companies together, you can be assured we’ll be bringing those capabilities to market.

Rich McBee: Yeah. And I think to the [indiscernible] (36:08) perspective and to the extent that we leverage Polycom’s great portfolio, say, to our channel for on prem-type deployments, that it would be the typical front-ended CapEx sale unless it was a managed service in which case that would be something on a monthly basis and to the extent that we integrated Polycom video capabilities into our new CAD services or rolled out a video as a service offering. And, again, typically, we would expect that that revenue would be recognized on a monthly basis.

Paul Triver: Okay. Thank you very much.

Steven Spooner: Thanks, Paul.

Operator: Thank you. Our next question comes from Richard Tse of Cormark Securities. Your line is now open.

Richard Tse: Thank you. When it comes to the anatomy of mobile business, you guys have 35 footprints. Do you expect the bulk of those footprints to be launched by 2017 or give us a perspective on what it could be?

Rich McBee: Yeah. But we talked about 2015 for our calendar year 2016. If you look at the run rate, I think that we’re going to be ahead of that. We’ve obviously tethered down the number of footprints that we’re taking, so we’ve got the number of trials in half and things like that. So, I think that the footprints that we have would be pretty close to launch by the time you’d finally get out to 2017.

Richard Tse: Okay.

Rich McBee: New ones could have been added – new ones are being added in that timeframe, but we’ll be pretty close to most of those being launched.

Richard Tse: Just, I guess, related to that. You’ve talked about the European deal cloud and mobile. I’m just wondering if you maybe give us a bit of color in terms of what they’re specifically taking on?

Rich McBee: Yes. Well, absolutely, what they’re doing is they’re doing an IMF-PBX which is exactly the deal [inaudible] (37:55) that we talked about with why we wanted the mobile business in addition to the great carrier consumer business that they provide. We saw the opportunity for mobile carriers to create an enterprise class, a low-end usually enterprise class, PBX using our IMS network.

And we had several that were in trials of working at [indiscernible] (38:19). We could possibly do that. We provide business customers mobile. We can also provide them the enterprise class communications capabilities as well. And so, in the quarter, we actually had one customer who has bought a solution, and we’ll be deploying it.

So, we have several others that have been basically looking at the concept and the idea. And this is the first one, earlier than we thought it would be, which is obviously very encouraging. And it’s exactly what our ideal [indiscernible] (38:53). And it’s became reality.

Richard Tse: Okay. And just one last question. Going back to the first two questions on the call. Is it possible that you guys can give us a sense of what the percentage of business Polycom was influenced here by Microsoft and perhaps other similar partners?

Rich McBee: Yeah. I don’t think that we’ll actually give a specific percentage. But you can envision that the [ph] sat (39:23) business, the personal communication devices, the stuff going to people that are deploying premise -based solutions. They’re all bought through two-tier distribution. So, in almost every one of those cases, the Polycom brand, some people private label the Polycom products. But most people just leverage the great brand for the technology and innovation of the Polycom products. It’s something that an end customer really doesn’t question the quality and the capability of Polycom products. So, I see that logo and I know that’s high-quality products.

So, we expect that business to continue on very well. Now, that part of the market, the open [indiscernible] (40:04) market is a growing market, it’s healthy, as new cloud systems are delivered around the world and even premise systems. There’s a lot of people and a lot of distribution channels and a lot of systems integrators and a lot of VARs that use those products. They’ve got great seamless capability with the many call controls, the conferencing units are just absolutely outstanding, especially the new ones. We’re actually on this call on a Polycom conferencing unit. So, you can hear the call quality.

The reality is as the communications that continue to evolve, Polycom has led in this space and we fully expect that to continue.

Richard Tse: Okay. Great. Thanks, Rich

Operator: Thank you. And our next question comes from Greg Burns of Sidoti. Your line is now open.

Greg Burns: Hi. Good morning. Quick question about the margin profile of the enterprise business. The revenue is declining. Is there opportunity there for you to maintain those margins in line with kind of the target model you have out there? Should we be thinking about that business as a structurally lower margin business, the revenues continue to decline at the pace they are?

Steven Spooner: So, we actually think, Greg, that there’s continued opportunities to improve margins in the enterprise business. We still are rolling out software assurance in some markets around the world including what historically was largely an Aastra-led sales organization.

Software mix opportunities to – we still shift a lot of – I think globally, across the market, there’s still a lot of digital telephony sales being sold every quarter and as the market transitions more to IP, that naturally brings more software and we should benefit from that.

And while we haven’t given a formal new forecast for ultimately the synergies, we think we can drive – we talked about how we’ve achieved 85 and that we’re continuing to drive – we have plans to do more and I would say that some of those continued synergy opportunities will impact the margin line as well. So, we’re going to stick with that target model for now.

Greg Burns: Okay. Thanks. Can you talk about cloud maybe on a geographic basis, U.S. versus Europe maybe what you’re seeing in terms of growth rates between the two geographies?

Steven Spooner: Sure. So, in terms of America – obviously the America is the largest part of our cloud business kind of 80% to 90%, at least 80% of our cloud business, APAC is just – we talked about having our first cloud sale in China, the growth rates in the America are I think in the kind of 30% to 30% plus range, EMEA is actually growing faster given that it’s coming from a smaller base. So, we’ve been experiencing growth I think in the 50% range.

But overall, just very healthy, very excited about the potential in EMEA, very excited that we continue to grow in that so strongly in our established North American theater with cloud and as I say, just now getting our foot in the door in Asia-Pac. So, lots of growth opportunity in cloud.

Greg Burns: Okay. Thank you.

Operator: Thank you. And our next question comes from Jonathan Kees of WR Hambrecht Summit. Your line is now open.

Jonathan Kees: Great. Thanks for taking my question. Good morning, guys. Just wanted to ask regarding mobile and cloud. What kind of macro conditions are you seeing? I mean, maybe you’re terrific at talking about delays in service provider and purchases including some slowdown in end price spinning. I mean it doesn’t appear like you’re seeing that. Maybe you can provide some more color on that, and even in regards to pricing that’d be great.

Rich McBee: Yeah. So, what we’re seeing with the mobile carriers is obviously, as they see pressure on the global basis, they’re looking for cost savings. And that’s why they’re moving to an IP-based network or 4G technologies. The IP-based network, it’s cheaper to maintain when it’s implemented. And they’re huge at investments that carriers make. This is one of the top priorities for us and for them. And that’s where we benefit from. As they rollout results to e—networks, usually what they rollout first is a multi-capability, it’s the voice capability, and if you think about it, they’re not going to make a lot of money selling voice because they already can provide voice on the 3G network. But they do get past efficiencies from it, enabling technology. Once the voice is deployed in an LTE network, the reality is then it – then that enables them to do voice over WiMAX, it enables them to RCS or Rich Communication Services – and the Rich Communication Services where you see the multitude of applications that they can deploy on an IP basis.

So, what we’re seeing is that the major carriers that they are proceeding ahead with their investments to deploy these technologies, it’s always usually gated on the voice side of it. And for us, what we see if follow-on business once they actually deploy that. And some of the things that have kind of in the past plugged up our mobile business is just waiting for the deployments.

And so, it will be bumpy. And right now, we’ve got a big set of great Tier 1 carriers that are – have been in process of launching and we’re just seeing the fact that several of them have launched and the business closed as soon as they do. We watch it very closely. It’s something that we don’t control, they control when they decide to launch new services. But right now, we’ve got a great set of customers and we’re minding that base.

Jonathan Kees: Okay. So, it sounds like that for the voice over LTE and other voice over projects that these are more higher priority and that probably explain why they still continue forward with the timeframe and you’re not seeing as much impact for many pause or delays or pauses in spending, both the carrier as well as also on the end price side. Any headwinds we’re seeing in terms of migrations to or delays in terms of migration to cloud.

Rich McBee: Well, I think that you’ve seen by our cloud numbers in the last couple of quarters. I mean, those are stunning numbers. And so, we’re clearly seeing some move to cloud on a global basis. So, we are seeing adoption and we’re seeing a recurring revenue model in some of the segment. So that impacts our revenues but it’s great for us long term. That’s more stable revenue base.

So, I would say that the customers that are – I mean, I would say, definitely, we have seen a move to the cloud in the North American market. We had invested in the past in the European markets. It was important to us to have the capability when the European countries, which are – all different when they start to move. And we’re actually starting to see the move in Europe. And we’re well-positioned with our infrastructure. And so, as those cloud services in Europe start picking up, then we see that the cloud revenues are going to accelerate.

Jonathan Kees: Okay. Great. All right. Thank you.

Operator: Thank you.

Rich McBee: Thank you.

Operator: [Operator Instructions] And at this time, I’m showing there are no further participants in the queue. I’d like to turn the call back to management for any further remarks.

Unverified Participant: Okay. Well, thank you very much for your time today. 2016 is going to be another exciting year at Mitel. And I’m looking forward to reporting back to you on our progress. As a reminder, we will report the June quarter results in early August. And we look forward to speaking with you then as we issue our results. Thank you and have a good day.

Operator: Ladies and gentlemen, thank you for your participation on today’s conference. This concludes today’s conference. You may now disconnect. Everyone, have a great day.